Churchill Capital Corp XI

640 Fifth Avenue, 14th Floor

New York, NY 10019

VIA EDGAR

November 18, 2025

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Stacie Gorman

Re:	Churchill Capital Corp XI Draft Registration Statement on Form S-1 Submitted August 6, 2025 CIK No. 0002074973

Dear Ms. Gorman:

Churchill Capital Corp XI (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 2, 2025 regarding the Draft Registration Statement on Form S-1 filed with the Commission on August 6, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Registration Statement on Form S-1 (the “Registration Statement”), which is being filed to the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1

Cover Page

1.	Please revise your cover page to describe the extent to which the conversion of the working capital loans into private placement warrants and the cashless exercise of such warrants, may result in a material dilution of the purchasers' equity interests. Please make similar revisions to pages 13 and 123. Please refer to Items 1602(a)(3), 1602(b)(6), and 1603(a)(6) of Regulation S-K.

We have revised the cover page and the indicated pages to add the requested disclosure.

Manner of Conducting Redemptions, page 32

2.	We note your disclosure on page 30 stating that, in the event your initial shareholders, directors, officers, or their affiliates were to purchase shares from public shareholders, such purchases would be structured in compliance with the requirements of Rule 14e- 5 under the Exchange Act, including that your registration statement/proxy statement filed for your business combination transaction would include a representation that any of your securities purchased by your initial shareholders, directors, officers, or any of their affiliates would not be voted in favor of approving the business combination transaction. Please reconcile with the disclosure on page 32 and elsewhere stating that in the event that you submit your initial business combination to public shareholders for a vote, your initial shareholders have agreed to vote any founder shares, private placement shares and any public shares purchased during or after this offering in favor of our initial business combination. Please reconcile or advise. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

We have revised the disclosure throughout the Registration Statement to indicate that any public shares purchased in compliance with the requirements of Rule 14e- 5 under the Exchange Act will not be voted in favor of approving the business combination transaction.

3.	When discussing redemptions, please explain the reference to "any securities for which such shares are exchanged in any prior migration or other restructuring."

We have removed the indicated disclosure throughout the Registration Statement.

Risk Factors

We may not be able to complete an initial business combination because ...., page 52

4.	With a view toward disclosure, please tell us whether your sponsor has any members who are a non-U.S. person.

We have revised the indicated disclosure to add that our sponsor has no member who is a non-U.S. person.

***

We thank you for your review of the Registration Statement and this response. As you know, the Company is eager to finalize this Registration Statement as soon as possible, and we appreciate the Staff’s assistance in helping us achieve this goal. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser, Esq., at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Michael Klein
Michael Klein
Chief Executive Officer

cc:	Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP